Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Nine Months 2013
Earnings
Income before income taxes	$6,033
Add/(Deduct):
Equity in net income of affiliated companies	(780)
Dividends from affiliated companies	459
Fixed charges excluding capitalized interest	2,920
Amortization of capitalized interest	31
Earnings	$8,663

Fixed Charges
Interest expense	$2,790
Interest portion of rental expense (a)	130
Capitalized interest	13
Total fixed charges	$2,933

Ratios
Ratio of earnings to fixed charges	3.0
__________
(a) One-third of all rental expense is deemed to be interest.